UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42877

LEIFRAS CO., LTD.

Ebisu Garden Place Tower Floor 17

4-20-3, Ebisu, Shibuya-ku

Tokyo, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of LEIFRAS Co., Ltd.’s 25th Ordinary General Meeting of Shareholders

LEIFRAS Co., Ltd (the “Company”) held its 25th Ordinary General Meeting of Shareholders (the “Meeting”) at its headquarters in Tokyo, Japan on March 27, 2026 at 10:00 am Japanese Standard Time.

The Meeting was held with a quorum present, and the following proposals were resolved by the shareholders in accordance with the Companies Act of Japan and the Company’s Articles of Incorporation:

1. Partial amendment to the Articles of Incorporation

The shareholders approved the proposed partial amendment to the Articles of Incorporation, as specified in the notice of convocation of the general meeting of shareholders. The amendments to the Articles of Incorporation came into effect at the conclusion of the Meeting.

2. Election of 12 Directors (excluding Directors who are Audit and Supervisory Committee Members)

The shareholders reappointed Mr. Kiyotaka Ito, Mr. Takamichi Kon, Mr. Hitoshi Kawabata, Mr. Mitsuharu Yazawa, Mr. Kazuma Inoue, Mr. Mitsunobu Kawaharada, Mr. Hisashi Ohno, Ms. Kazuko Ito, Mr. Ryo Ishikawa as directors of the Company and approved the election of Ms. Rei Yamamoto, Mr. Tetsu Mizutani and Mr. Tsuyoshi Nagatomi, as new directors.

Ms. Rei Yamamoto began her career at Quaras Inc., an advertising agency, in April 1996, where she served until March 2003. From April 2003 to June 2008, she became Editor in Chief. She joined Adecco Ltd. in July 2008 and served as a Senior FP&A Analyst from April 2010 to December 2014 and as an FP&A Manager from January 2015 to November 2022. From December 2022 to March 2025, she served as Head of Finance at Akkodis. Since April 2025, she has been serving as Deputy General Manager of the Finance and Accounting Headquarters of the Company, leading the Company’s NASDAQ IPO preparation. Ms. Yamamoto graduated from Rikkyo University with a bachelor’s degree in law in March 1996. She is a U.S. Certified Public Accountant (obtained 2009) and holds an IFRS Certificate (obtained 2012).

Mr. Tetsu Mizutani began his career at Suntory Co., Ltd., now known as Suntory Holdings Limited, in April 1983. From April 1983 to August 2011, He has held various senior leadership positions within the Suntory group, including Executive Officer of Suntory Holdings Limited and Managing Director of Suntory Liquor Limited. He served as Head of the Overseas Business Division of Suntory Liquor Limited from September 2011 to December 2012 and as Head of the Corporate Planning Division of Suntory Holdings Limited from January 2013 to September 2014. In October 2014, he was appointed President and Representative Director of Suntory Beer Limited. From April 2019 to August 2021, he served as Managing Executive Officer of Suntory Holdings Limited, in charge of the Kansai region. From September 2021 to March 2024, he has also been responsible for corporate brand strategy and sports business promotion. From April 2024 to March 2026, he served as Chairman and Representative Director of Suntory Corporate Business Co., Limited. Mr. Mizutani graduated from Sophia University with a bachelor’s degree in law in 1983.

Mr. Tsuyoshi Nagatomi began his career as a part-time lecturer in health and physical education at Tokai University Fifth High School in April 1992. From April 1998 to March 2005, he was a full-time teacher at Tokai University Bosho High School. In April 2005, he joined Fukuoka Institute of Technology as a temporary staff member, where he served until March 2008. He joined Alix Co., Ltd. in April 2008 and subsequently joined the Company in April 2009. Since then, he has held various positions, including vice principal of school business under the Management Headquarters from July 2012 to December 2012, and roles in the Company’s Social Action Headquarters, including branding promotion, from September 2014 to August 2015. He served as Head of the Company’s West Japan Headquarters from September 2015 to June 2018. From July 2018 to December 2023, he held senior executive positions, including Special Executive Officer and leadership roles in regional collaboration initiatives. From January 2024 to March 2025, he served as Head of the Public Works Strategy Office under the Social Action Headquarters. Since April 2025, he has been serving as head of the President’s Office. Mr. Nagatomi graduated from Tokai University with a bachelor’s degree in physical education in March 1992.

3. Election of two Directors who are Audit and Supervisory Committee Members

The shareholders reappointed Mr. Masakazu Arimori and Mr. Kazutaka Nakatsuji as directors of the Company and as members of the Company’s Audit and Supervisory Committee.

Additionally, the Company’s business report and financial statements for the fiscal year ended December 31, 2025 were presented to the shareholders at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS CO., LTD.

Date: April 7, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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